UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 15)*

MACK-CALI REALTY CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

554489 10 4

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554489 10 4

1.

Name of Reporting Person
I.R.S. Identification No. of Above Persons (Entities Only)

The Mack Group

William L. Mack

Earle I. Mack

Mitchell E. Hersh

David S. Mack

Fredric Mack

Richard Mack

Stephen Mack

William L. Mack, as Trustee for the William and Phyllis Mack Foundation, Inc.

Earle I. Mack, as Trustee for the Earle I. Mack Foundation, Inc.

Richard Mack, as Trustee for The Mack 2010 Family Trust II

David S. Mack, as Trustee for The David and Sondra Mack Foundation

Stephen Mack, as Trustee for the Stephen Mack and Kelly Mack Family Foundation

Stephen Mack, as Trustee for the Stephen F. Mack 2013 Revocable Trust

Carol Mack, as Trustee for the Andrew Mack 4/30/07 Trust

Carol Mack, as Trustee for the Beatrice Mack 4/30/07 Trust

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 8,283,069

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 8,283,069

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,283,069*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.6%

12.	Type of Reporting Person (See Instructions) OO

* See Response to Item 4.

Item 1
	(a).	Name of Issuer: Mack-Cali Realty Corporation
	(b).	Address of Issuer’s Principal Executive Offices: 343 Thornall Street, Edison, New Jersey 08837

Item 2
	(a).	Name of Person Filing: The Mack Group
	(b).	Address of Principal Business Office: 343 Thornall Street, Edison, New Jersey 08837
	(c).	Citizenship: Each member of The Mack Group is a citizen of the United States.
	(d).	Title of Class of Securities: Common Stock
	(e).	CUSIP Number: 554489 10 4

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

Item 4.	Ownership as of January 14, 2014:
	(a)	Amount beneficially owned: 8,283,069*

* William L. Mack, a member of the Mack Group, is a trustee of the William and Phyllis Mack Foundation, Inc., a charitable foundation that owns 100,000 reported shares. Earle I. Mack, a member of the Mack Group, is a trustee of the Earle I. Mack Foundation, Inc., a charitable foundation that owns 45,500 reported shares. Richard Mack and Stephen Mack, members of the Mack Group, are trustees of The Mack 2010 Family Trust II, a trust that owns 770,097 reported shares.  David S. Mack, a member of the Mack Group, is a trustee of The David and Sondra Mack Foundation, a charitable foundation that owns 225,000 reported shares.  Stephen Mack, a member of the Mack Group, is a trustee of The Stephen Mack and Kelly Mack Family Foundation, a charitable foundation that owns 5,000 reported shares.  William L. Mack, Richard Mack, David S. Mack and Stephen Mack, pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, each hereby specifically disclaims beneficial ownership of any shares owned by such respective trust or foundations reported on this Schedule.

(b) Percent of class: 8.6%
(c) Number of shares to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 8,283,069
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 8,283,069

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
See Exhibit A attached hereto.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014	/s/ William L. Mack
William L. Mack

Dated: February 14, 2014	/s/ Earle I. Mack
Earle I. Mack

Dated: February 14, 2014	/s/ Mitchell E. Hersh
Mitchell E. Hersh

Dated: February 14, 2014	/s/ David S. Mack
David S. Mack

Dated: February 14, 2014	/s/ Fredric Mack
Fredric Mack

Dated: February 14, 2014	/s/ Richard Mack
Richard Mack

Dated: February 14, 2014	/s/ Stephen Mack
Stephen Mack

Dated: February 14, 2014	/s/ William L. Mack
William L. Mack, as Trustee for The
William and Phyllis Mack Foundation, Inc.

Dated: February 14, 2014	/s/ Earle I. Mack
Earle I. Mack, as Trustee for the Earle I. Mack Foundation, Inc.

Dated: February 14, 2014	/s/ Richard Mack
Richard Mack, as Trustee for The Mack 2010 Family Trust II

Dated: February 14, 2014	/s/ David S. Mack
David S. Mack, as Trustee for The
David and Sondra Mack Foundation

Dated: February 14, 2014	/s/ Stephen Mack
Stephen Mack, as Trustee for The
Stephen Mack and Kelly Mack Family Foundation

Dated: February 14, 2014	/s/ Stephen Mack
Stephen Mack, as Trustee for the Stephen F. Mack 2013 Revocable Trust

Dated: February 14, 2014	/s/ Carol Mack
Carol Mack, as Trustee for the
Andrew Mack 4/30/07 Trust

Dated: February 14, 2014	/s/ Carol Mack
Carol Mack, as Trustee for the
Beatrice Mack 4/30/07 Trust

Exhibit A

THE MACK GROUP

NAME	NUMBER OF SHARES BENEFICIALLY OWNED(1)
William L. Mack	1,604,951
Earle I. Mack	792,501
Mitchell E. Hersh	816,063
David S. Mack	1,781,181
Fredric Mack	912,159
Richard Mack	523,013
Stephen Mack	101,129
William L. Mack, as Trustee for The William and Phyllis Mack Foundation, Inc.	100,000	(2)
Earle I. Mack, as Trustee for the Earle I. Mack Foundation, Inc.	45,500	(2)
Richard Mack, as Trustee for The Mack 2010 Family Trust II	770,097	(2)
David S. Mack, as Trustee for The David and Sondra Mack Foundation	225,000	(2)
Stephen Mack, as Trustee for The Stephen Mack and Kelly Mack Family Foundation	5,000	(2)
Stephen F. Mack, as Trustee for the Stephen F. Mack 2013 Revocable Trust	416,885	(3)
Carol Mack, as Trustee for the Andrew Mack 4/30/07 Trust	99,795
Carol Mack, as Trustee for the Beatrice Mack 4/30/07 Trust	89,795
TOTAL	8,283,069

(1)  Includes shares of Common Stock, restricted shares of Common Stock (vested and unvested), limited partnership units redeemable for shares of Common Stock and vested options to purchase shares of Common Stock.

(2)  William L. Mack, a member of the Mack Group, is a trustee of the William and Phyllis Mack Foundation, Inc., a charitable foundation that owns 100,000 reported shares. Earle I. Mack, a member of the Mack Group, is a trustee of the Earle I. Mack Foundation, Inc., a charitable foundation that owns 45,500 reported shares.  Richard Mack and Stephen Mack, members of the Mack Group, are trustees of The Mack 2010 Family Trust II, a trust that owns 770,097 reported shares.  David S. Mack, a member of the Mack Group, is a trustee of The David and Sondra Mack Foundation, a charitable foundation that owns 225,000 reported shares.  Stephen Mack, a member of the Mack Group, is a trustee of The Stephen Mack and Kelly Mack Family Foundation, a charitable foundation that owns 5,000 reported shares.  William L. Mack, Richard Mack, David S. Mack and Stephen Mack, pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, each hereby specifically disclaims beneficial ownership of any shares owned by such respective trust or foundations reported on this Schedule.

(3) On January 29, 2014, 416,885 reported shares were transferred from a Trust f/b/o Stephen Mack, a member of the Mack Group, to the Stephen F. Mack 2013 Revocable Trust for estate planning purposes, a member of the Mack Group.  This Schedule 13G/A reports beneficial ownership as of January 14, 2013 but has been updated to reflect this subsequent transfer between these two affiliated trusts.

Exhibit B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Mack-Cali Realty Corporation.

Dated: February 14, 2014	/s/ William L. Mack
William L. Mack

Dated: February 14, 2014	/s/ Earle I. Mack
Earle I. Mack

Dated: February 14, 2014	/s/ Mitchell E. Hersh
Mitchell E. Hersh

Dated: February 14, 2014	/s/ David S. Mack
David S. Mack

Dated: February 14, 2014	/s/ Fredric Mack
Fredric Mack

Dated: February 14, 2014	/s/ Richard Mack
Richard Mack

Dated: February 14, 2014	/s/ Stephen Mack
Stephen Mack

Dated: February 14, 2014	/s/ William L. Mack
William L. Mack, as Trustee for The
William and Phyllis Mack Foundation, Inc.

Dated: February 14, 2014	/s/ Earle I. Mack
Earle I. Mack, as Trustee for the Earle I. Mack Foundation, Inc.

Dated: February 14, 2014	/s/ Richard Mack
Richard Mack, as Trustee for The Mack 2010 Family Trust II

Dated: February 14, 2014	/s/ David S. Mack
David S. Mack, as Trustee for The
David and Sondra Mack Foundation

Dated: February 14, 2014	/s/ Stephen Mack
Stephen Mack, as Trustee for The
Stephen Mack and Kelly Mack Family Foundation

Dated: February 14, 2014	/s/ Stephen Mack
Stephen Mack, as Trustee for the Stephen F. Mack 2013 Revocable Trust

Dated: February 14, 2014	/s/ Carol Mack
Carol Mack, as Trustee for the
Andrew Mack 4/30/07 Trust

Dated: February 14, 2014	/s/ Carol Mack
Carol Mack, as Trustee for the
Beatrice Mack 4/30/07 Trust